Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-160018

AMERICAN EXPRESS CREDIT CORPORATION
MEDIUM-TERM SENIOR NOTES, SERIES D

$600,000,000

FLOATING RATE SENIOR NOTES, DUE JUNE 2014

FINAL TERM SHEET
Dated June 17, 2011

Issuer:	American Express Credit Corporation
Expected Ratings of this Series(1):	A2 (Moody’s)/BBB+ (S&P)/A+ (Fitch)
Title of the Series:	Floating Rate Senior Notes, due June 2014
Aggregate Principal Amount Initially Being Issued:	$600,000,000
Issue Price:	100.00%
Trade Date:	June 17, 2011
Settlement Date:	June 24, 2011 (T+5)
Maturity Date:	June 24, 2014
Ranking:	Senior, Unsecured
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Day Count Fraction:	Actual/360
Base Rate:	Three-Month LIBOR (Reuters)
Index Maturity:	90 days
Spread:	85 basis points
Interest Payment Dates and Interest Reset Dates:	March 24, June 24, September 24 and December 24 of each year, commencing on September 24, 2011, subject to adjustment in accordance with the modified following business day convention
Interest Periods:	Quarterly. The initial interest period will be the period from, and including, the Settlement Date to, but excluding, September 24, 2011, the initial Interest Payment Date. The subsequent interest periods will be the periods from, and including, the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable
Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date
Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Underwriters’ Commission:	0.25%
Net Proceeds:	$598,500,000
Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC
Co-Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc.
Junior Co-Managers:	Castle Oak Securities, L.P. The Williams Capital Group, L.P.
CUSIP:	0258M0DB2
ISIN:	US0258M0DB24

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Merrill Lynch, Pierce, Fenner & Smith at 1-800-294-1322 or UBS Securities LLC at 1-877-827-6444 (ext. 561 3884).